VIA EDGAR AND OVERNIGHT COURIER SERVICE

June 15, 2012

Mr. John P. Nolan
Senior Assistance Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Banks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-31610

Dear Mr. Nolan:

This letter is submitted by First Banks, Inc. (“First Banks” or the “Company”) in response to the comment contained in your letter (the “Comment Letter”), dated June 6, 2012, regarding the above-referenced filing.

The response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 6 – Goodwill and Other Intangible Assets, page 114

1.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please tell us and address the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•
Describe each of the two separate valuation methodologies used to value goodwill, including sufficient information to enable the reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

Mr. John P. Nolan
U.S. Securities and Exchange Commission
June 15, 2012

•	Describe how you weight each of the methods used including the basis for that weighting;

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	Describe how the assumptions and methodologies used for valuing goodwill during the fourth quarter of 2011 testing changed, if applicable, since the prior year highlighting the impact of any changes;

•	Describe the results of the step 1 and step 2 impairment testing; and

•
Address the basis for the conclusions reached in the determination to not record any goodwill impairment at either fiscal year end December 31, 2010 and 2011 in light of the company’s operating performance and given that the carrying value of the company’s reporting unit exceeded the estimated fair value during these periods.

The Company’s future filings, beginning with the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2012, will be revised to incorporate the Company’s response to each of the bullet points outlined in the italicized comment above. A draft of the Company’s proposed revisions to the Notes to the Consolidated Financial Statements is as follows:

“Note 5 – Goodwill and Other Intangible Assets

Goodwill and other intangible assets, net of amortization, were comprised of goodwill of $122.0 million at June 30, 2012 and December 31, 2011. The Company did not record any goodwill impairment for the three and six months ended June 30, 2012 or for the year ended December 31, 2011. Amortization of intangible assets was zero and $800,000 for the three months ended June 30, 2012 and 2011, respectively, and zero and $1.6 million for the six months ended June 30, 2012 and 2011, respectively. Core deposit intangibles became fully amortized in 2011.

The Company’s annual measurement date for its goodwill impairment test is December 31. The Company operates as a single reporting unit. The Company engaged an independent valuation firm to assist management in computing the fair value estimate for the impairment assessment by utilizing two separate valuation methodologies and applying a weighted average to each methodology in order to determine the fair value of the reporting unit. The two separate valuation methodologies utilized in the valuation of the Company’s implied goodwill were the “Income Approach” and the “Market Approach.”

Income Approach – The Income Approach indicates the fair market value of the common stock of a business based on the present value of the cash flows that the business can be expected to generate in the future. This approach is generally considered to be the most theoretically correct method of valuation since it explicitly considers the future benefits associated with owning the business. The Income Approach is typically applied using the Discounted Cash Flow Method. The Discounted Cash Flow Method is comprised of four steps:

Mr. John P. Nolan
U.S. Securities and Exchange Commission
June 15, 2012

1)	Project future cash flows for a certain discrete projection period;
2)	Discount these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money;
3)	Estimate the residual value of cash flows subsequent to the discrete projection period; and
4)	Combine the present value of the residual cash flows with the discrete projection period cash flows to indicate the fair market value of invested capital on a marketable basis.

Any interest-bearing debt (or non-operating assets) is then subtracted (or added) to arrive at the fair market value of equity of the business.

Market Approach – The Market Approach uses the price at which shares of similar companies are traded or exchanged to estimate the fair market value of the company’s equity. The advantage of the Market Approach is that it is believed to reflect the effect of most of the principal valuation factors identified in the Discounted Cash Flow Method discussed above. Market prices of publicly traded companies and actual merger and acquisition transactions are believed to incorporate the effects on value of earnings, cash generation, and stockholders’ equity while also recognizing general economic conditions, the position of the industry in the economy, and the position of the company in its industry. Within the Market Approach, two valuation methods are commonly used: the Publicly Traded Guideline Company Method and the Recent Transactions Method. The Publicly Traded Guideline Company Method consists of identifying similar public companies and developing multiples of the total capitalization of each similar public company to certain income statement and/or balance sheet items. These multiples are then weighted and applied to similar income statement and balance sheet items of the Company. The Recent Transactions Method is based on actual prices paid in mergers and acquisitions for similar public and private companies. Ratios of the total purchase price paid to certain income statement and/or balance sheet items are generally developed for each comparable transaction if the data is available. These ratios are then applied to similar income statement and balance sheet items of the Company.

For purposes of completing the Company’s annual goodwill impairment test, the specific valuation methodologies utilized were the following:

•	The Income Approach utilizing the Discounted Cash Flow Method; and

•
The Market Approach utilizing (i) the Publicly Traded Guideline Company Method, focusing on a comparison of publicly-traded financial institutions as guideline companies based on size, geography and performance metrics, including the average price to tangible book value of comparable businesses, and (ii) the Recent Transactions Method, focusing on recent transactions and key transaction metrics, including price to the last-twelve-months earnings multiples.

Based upon the results of these analyses, the following valuations were calculated:

•
As of December 31, 2011, the Income Approach utilizing the Discounted Cash Flow Method and applying a discount rate of 23.0% to the projected cash flows was weighted at 60.0% and each of the two Market Approaches was weighted at 20.0%. The Market Approach was given a relatively lower weighting primarily as a result of the Company’s previous lack of profitability, which required price to the last-twelve-months earnings multiples to be applied to longer-term projected future earnings.

Mr. John P. Nolan
U.S. Securities and Exchange Commission
June 15, 2012

•
As of December 31, 2010, the Income Approach utilizing the Discounted Cash Flow Method and applying a discount rate of 25.0% to the projected future cash flows was weighted at 100.0%. The indication of fair value derived from the Market Approach was not weighted due to the tangible book value that produced widely divergent indications of value in the Publicly Traded Guideline Company Method and the Recent Transactions Method.

Taking into account this independent third party valuation, the Company concluded that the carrying value of its reporting unit exceeded its estimated fair value by approximately $35.5 million and $9.5 million at December 31, 2011 and 2010, respectively. Consequently, the results of Step 1 of the two-step goodwill impairment test, as further described in Note 1 to the consolidated financial statements for the fiscal year ended December 31, 2011 included in the Annual Report on Form 10-K, required the Company to proceed to Step 2 of the goodwill impairment test, as further described below.

Because the carrying value of the reporting unit exceeded the estimated fair value at December 31, 2011 and 2010, the Company engaged the same independent valuation firm to assist management in computing the fair value of the reporting unit’s assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill at December 31, 2011 and 2010, as required by Step 2 of the two-step goodwill impairment test.

Step 2 of the goodwill impairment test compared the implied fair value of goodwill with the carrying value of goodwill. The implied fair value of goodwill is determined in the same manner as the determination of the amount of goodwill recognized in a business combination. The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The fair value allocated to all of the assets and liabilities of the reporting unit requires significant judgment, especially for those assets and liabilities that are not measured on a recurring basis such as certain types of loans. The excess of the estimated fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The material assumptions utilized in the annual goodwill impairment testing for purposes of calculating the implied fair value of the reporting unit’s goodwill at December 31, 2011 and 2010 were as follows:

Mr. John P. Nolan
U.S. Securities and Exchange Commission
June 15, 2012

•
Determination of the estimated fair value of loans – The estimated fair value assigned to loans significantly affected the determination of the implied fair value of the reporting unit’s goodwill at December 31, 2011 and 2010. The implied fair value of a reporting unit’s goodwill will generally increase if the estimated fair value of the reporting unit’s loans is less than the carrying value of the reporting unit’s loans. The estimated fair value of the reporting unit’s loans was derived from discounted cash flow analyses. Loans were grouped into loan pools based on similar characteristics such as maturity, payment type and payment frequency, and rate type and underlying index. These cash flow calculations include assumptions for prepayment estimates over the loan’s remaining life, considerations for the current interest rate environment compared to the weighted average rate of the loan portfolio, a credit risk component based on the historical and expected performance of each loan portfolio stratum and a liquidity adjustment related to the current market environment. As further described in Note 15 to the consolidated financial statements for the fiscal year ended December 31, 2011 included in the Annual Report on Form 10-K, the estimated fair value of loans held for portfolio was $303.6 million and $263.0 million less than the carrying value at December 31, 2011 and 2010, respectively. The increase in the estimated discount on loans held for portfolio was primarily attributable to a decrease in the estimated fair value of home equity loans as a result of the home equity portfolio’s weighted average rate compared to market and economic conditions. To the extent any of these assumptions change in the future, the implied fair value of the reporting unit’s goodwill could change materially. A decrease in the discount rate utilized in deriving the estimated fair value of the reporting unit’s loans would decrease the implied fair value of goodwill.

•
Determination of the estimated fair value of deposits, including the core deposit intangible – The estimated fair value assigned to the core deposit intangible, or the reporting unit’s deposit base, also significantly affected the determination of the implied fair value of the reporting unit’s goodwill at December 31, 2011 and 2010. The implied fair value of a reporting unit’s goodwill will generally decrease by the estimated fair value assigned to the reporting unit’s core deposit intangible. The estimated fair value of the core deposit intangible was derived from discounted cash flow analyses with considerations for estimated deposit runoff, cost of the deposit base, interest costs, net maintenance costs and the cost of alternative funds. The resulting estimate of the fair value of the core deposit intangible represents the present value of the difference in cash flows between maintaining the existing deposits and obtaining alternative funds over the life of the deposit base. There were no significant changes in the estimate of fair value of the core deposit intangible at December 31, 2011 as compared to December 31, 2010. To the extent any of these assumptions used to determine the estimated fair value of the core deposit intangible change in the future, the implied fair value of the reporting unit’s goodwill could change materially.

Management then compared the implied fair value of the reporting unit’s goodwill, taking into account the analyses of the independent valuation firm, of $231.2 million and $237.8 million as of December 31, 2011 and 2010, respectively, with its carrying value of $122.0 million and $126.0 million as of December 31, 2011 and 2010, respectively. Taking into account the results of the goodwill impairment analyses performed for the years ended December 31, 2011 and 2010, the Company did not record goodwill impairment, primarily reflecting the estimated discount on loans held for portfolio (i.e. excess of carrying value over estimated fair value) exceeding the amount by which the carrying value of the reporting unit exceeded its fair value.

The Company believes the estimates and assumptions utilized in the goodwill impairment test are reasonable. However, further deterioration in the outlook for credit quality or other factors could impact the estimated fair value of the reporting unit as determined under Step 1 of the goodwill impairment test. A decrease in the estimated fair value of the reporting unit would decrease the implied fair value of goodwill as further determined under Step 2 of the goodwill impairment test.

Due to the current economic environment and the uncertainties regarding the impact on the Company, there can be no assurance that the Company’s estimates and assumptions made for the purposes of the goodwill impairment testing will prove to be accurate predictions in the future. Adverse changes in the economic environment, the Company’s operations, or other factors could result in a decline in the implied fair value of the reporting unit, which could result in the recognition of future goodwill impairment that may materially affect the carrying value of the reporting unit’s assets and its related operating results.”

Mr. John P. Nolan
U.S. Securities and Exchange Commission
June 15, 2012

We appreciate your comments regarding the Company’s applicable disclosure requirements and we hope that you will find the information contained in this letter to be fully responsive to the Comment Letter. The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response and appreciate your assistance regarding the Company’s compliance with its applicable disclosure requirements. Should you have any questions with respect to the foregoing or need further information, please contact Terry McCarthy, President and Chief Executive Officer, at (314) 854-5401 (or (314) 854-4690 via facsimile) or me at (314) 592-6603 (or (314) 592-6621 via facsimile).

Very truly yours,

/s/ Lisa K. Vansickle
Lisa K. Vansickle
Executive Vice President and Chief Financial Officer